

September 30, 2011

<u>Via E-Mail</u>

Longhua Piao
Chairman and Chief Executive Officer
WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People's Republic of China

> **Re: WSP Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed September 14, 2011**
> **File No. 1-33840**

Dear Mr. Piao:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 4</u>
<u>We may be unable to prevent possible resales or transfers of our products…, page 12</u>

1. Please identify for us the Sanctions Targets to which you refer in the first paragraph of the disclosure under this heading. It appears from the disclosure that you are not aware of any resale of your products into these countries during the three years ended December 31, 2010. Please confirm this if true.

2. We note disclosure on page 27 about your significant supply relationships with China National Petroleum Corporation ("CNPC") and China Petroleum & Chemical Corporation ("Sinopec.") We also note from CNPC's's 86% owned public subsidiary PetroChina Company's Limited's 2010 Form 20-F that CNPC's overseas asset portfolio includes oil and gas development projects in Iran, Syria, Sudan and Cuba. We note from Sinopec's 2010 Form 20-F that it purchases crude oil from Iran and Sudan and that its parent Sinopec Group's overseas asset portfolio includes oil and gas development projects in Iran, Syria and Sudan. We also note that your affiliate UMW Holdings Berhad has divisions and joint ventures that supply products to Syria and Sudan.

As you know, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts you have had, have or anticipate having with those countries through the aforementioned entities, and any other contacts with those countries through affiliates, subsidiaries, or other indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by those governments.

3. Please discuss the materiality of any contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Please include a discussion of the potential for reputational harm from your relationships with CNPC and Sinopec. We note that these companies have received negative publicity regarding their contacts with Iran and Sudan and that Sinopec and CNPC's U.S. listed subsidiary have been the subject of divestment initiatives.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance